FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February 2009
06 February 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.1   Press release of British Sky  Broadcasting  Group plc announcing Premier League Rights released on  06 February 2009

BSkyB wins five packages of live Premier League rights

Following today's announcement by the Premier League, BSkyB confirms that it has been awarded a fifth package of live rights, package C.

Added to the four packages awarded earlier this week (A, B, E and F), Sky will now have 115 exclusively live Premier League matches in each of the 2010-11, 2011-12 and 2012-13 seasons.

Jeremy Darroch, Sky's Chief Executive, said: "We are very pleased with this result. It gives us certainty for the future and ensures that we can continue to offer our viewers the best live Premier League football."

Vic Wakeling, Managing Director of Sky Sports, said: "This is great news for football and for fans. We can offer the big games and a balance of coverage with all 20 clubs live each season - and all in HD. And with new deals for UEFA Champions League and the Football League, plus a range of other games, we can promise over 400 live matches for the next four seasons."

Sky will pay a total of £1,623 million for the five packages for the three-year period of the new agreements.

End

Contacts:

Press:
Robert Fraser        Tel: 0207 705 3036    robert.fraser@bskyb.com
Chris Haynes         Tel: 0207 705 3905     chris.haynes@bskyb.com

Analysts / investors:
Robert Kingston     Tel: 0207 705 3726    robert.kingston@bskyb.com
Francesca Pierce    Tel: 0207 705 3337    francesca.pierce@bskyb.com

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 06 February 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary